Archer Daniels Midland Company 4666 Faries Parkway Decatur, IL 62526 T 217.424.5200

February 28, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  Notice of Disclosure Filed in Transition Report on Form 10-KT Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Archer-Daniels-Midland Company has made disclosure pursuant to such provisions in its Transition Report on Form 10-KT for the transition period ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on February 28, 2013.

Very truly yours,

Archer-Daniels-Midland Company

By:  /s/ Marschall I. Smith
Marschall I. Smith
Senior Vice President, Secretary
  and General Counsel